UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

AV Homes, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

 (Title of Class of Securities)

00234P102

 (CUSIP Number)

Joshua Nash
ODAV LLC
One Rockefeller Plaza
New York, NY 10020
212.455.6200

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2013

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102
1. Names of Reporting Persons ODAV LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)(See Item 3) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 0 8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 00234P102
1. Names of Reporting Persons JOSHUA NASH II LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)(See Item 3) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 0 8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 00234P102
1. Names of Reporting Persons JOSHUA NASH
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)(See Item 3) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 315,397(1) 8. Shared Voting Power 0
9. Sole Dispositive Power 315,397(1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 315,397(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.43%(2)
14. Type of Reporting Person (See Instructions) IN

(1)
Represents shares of common stock of the Issuer owned of record by Joshua Nash (including the shares of common stock received by him from the distribution in kind by ODAV), shares of common stock which could be viewed as beneficially owned by Joshua Nash because he indirectly has the dispositive and voting authority over the shares, and stock units representing deferred directors’ fees, which stock units become issuable as shares of common stock at the earlier of a date designated by the individual director or the date of the individual’s separation from service as a director.

(2)
The calculation assumes there are a total of 22,000,809 shares of common stock outstanding, which is the sum of 15,343,266 shares outstanding as of August 6, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2013 and 6,657,543 shares of common stock issued to TPG Aviator upon the conversion of Series A Convertible Preferred Stock, as reported in the Schedule 13D Amendment No. 1 of TPG Global, LLC (and certain affiliates) filed with the SEC on September 19, 2013.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by ODAV LLC and Jack Nash on September 17, 2003 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the beneficial ownership of common stock, $1.00 par value per share (the “Common Stock”) of AV Homes, Inc. (the “Issuer”).

Item 2.    Identity and Background

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is filed on behalf of ODAV LLC, a Delaware limited liability company (“ODAV”), Joshua Nash II LLC, a Delaware limited liability company (“JN II”) and Joshua Nash. ODAV, JN II and Joshua Nash are referred to herein collectively as the “Reporting Persons,” and may be deemed to constitute the members of a “group.”

JN II is the sole managing member of ODAV and, pursuant to the limited liability company agreement of ODAV, has the sole power to vote, direct the voting of, dispose of and direct the disposition of the shares of common stock owned of record by ODAV.  Joshua Nash is the sole member of JN II.  The principal business of JN II is to act as a managing member of ODAV.  The principal business of ODAV is investments.  The business address of ODAV and JN II is One Rockefeller Plaza, New York, NY 10020.

               The principal occupation of Joshua Nash is to serve as the managing general partner (directly or through controlled limited liability companies) of (i) private investment funds, including Ulysses Partners, L.P., Ulysses Offshore Fund, Ltd. and Ulysses Designated Investments, L.P. and (ii) Ulysses Management LLC, which is an investment adviser registered with the Securities and Exchange Commission that provides investment advisory and administrative services to the private investment funds.  Mr. Nash also serves as the Chairman of the Board of the Issuer and the President of JHN Trust Company, a South Dakota trust company.  The principal business address of Mr. Nash is One Rockefeller Plaza, New York, NY 10020.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ODAV and JN II are limited liability companies formed in Delaware.  Joshua Nash is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented as follows:

On November 15, 2013 ODAV effected a distribution in kind to its members of all of the 2,107,762 shares of Common Stock of the Issuer that it owned of record (the “Distribution”).  The Distribution was for no consideration.

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Upon giving effect to the Distribution, ODAV disposed of all of the shares of the Common Stock held by it, and ODAV and JN II ceased to beneficially own any shares of the Issuer’s Common Stock. Except as otherwise disclosed herein, the Reporting Persons have no present plans or proposals which relate to or would result in the actions described in subparagraphs (a) through (j) of Item of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and supplemented as follows:

(a)	The responses of each of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendment are incorporated herein by reference.

(b)	The responses of each of the Reporting Persons to (i) Rows (7) through (10) of the cover page of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)
The information set forth in Items 3 and 4 of this Amendment is incorporated herein by reference. Except as otherwise disclosed herein, the Reporting Persons did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d)	Not applicable.

(e)	The Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer on November 15, 2013.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

         JN II is the Managing Member of ODAV and Joshua Nash is the sole member of JN II.  The Reporting Persons have entered into the Joint Filing Agreement dated November 15, 2013 attached hereto as Exhibit 99.1.

Item 7.    Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended and supplemented as follows:

Exhibit 99.1:	Joint Filing Agreement between ODAV LLC, Joshua Nash II LLC and Joshua Nash dated November 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ODAV LLC

November 15, 2013	By:	JOSHUA NASH II LLC
Managing Member

	By:	/s/ Joshua Nash
Name: Joshua Nash
Title: Sole Member of Joshua Nash II LLC

JOSHUA NASH II LLC

By:	/s/ Joshua Nash
Name: Joshua Nash
Title: Sole Member of Joshua Nash II LLC

JOSHUA NASH

By:	/s/ Joshua Nash
Name: Joshua Nash